# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dynatrace, Inc., CIK 0001773383
CUSIP: 268150109
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 280 CONGRESS STREET, 280 CONGRESS STREET, BOSTON, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 05/13/2026
Amends the filing with accession number 0001361570-26-000001
Filed by CIK 0001361570
Persons authorized to receive notices and communications: Mathieu Cornu, Route des Acacias 60, Geneva, Switzerland (V8), 1211, 0041583234506

## Reporting persons
- PICTET ASSET MANAGEMENT SA (CIK 0001361570): type of reporting person: investment adviser (IA); citizenship or place of organization: Switzerland (V8); source of funds: working capital (WC); sole voting power 11,964,352; shared voting power 0; sole dispositive power 13,438,345; shared dispositive power 0; aggregate amount beneficially owned 13,438,345 (4.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK
Name of issuer: Dynatrace, Inc.
Address of issuer's principal executive offices: 280 CONGRESS STREET, 280 CONGRESS STREET, BOSTON, Massachusetts (MA), 02210

## Item 2. Identity and Background
Name of person filing: Pictet Asset Management SA
Residence or business address:
60 ROUTE DES ACACIAS
GENEVA 73 1211
SWITZERLAND
Present principal occupation or employment: Investment Adviser
Criminal convictions in the last five years: The Reporting Person has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.
Citizenship: SWITZERLAND

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person acquired the shares of common stock of Dynatrace Inc on behalf of its institutional clients who are managed on a discretionary basis. The purchase cost is approximately USD 656'487'212.00 . The source of the funds comes from our institutional clients' assets

The funds used for the acquisition did not involve any financing or borrowing.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired shares of Dynatrace Inc as part of its investment strategy, which includes considering the clarity and robustness of the issuer's long-term strategy; the functioning and calibre of governance structures and effective leadership; the financial strength and performance of issuers and the fair valuation of underlying securities; and financially-material sustainability risks & opportunities. The Reporting Person is therefore actively engaging with the Issuer to discuss and promote initiatives that align with these business practices.

This engagement is part of the Reporting Person's broader strategy to support companies in enhancing their approach, thereby potentially improving long-term shareholder value. As such, the Reporting Person may seek to influence the Issuer's policies and practices through discussions with the Boards and management of the companies in which we invest.

The Reporting Person does not currently have any plans or proposals that would result in a change in control of the Issuer, nor does it intend to acquire additional shares for the purpose of gaining control. However, the Reporting Person reserves the right to change its intentions and take any actions that it deems appropriate in light of its ongoing engagement and evaluation of the Issuer's policies and practices.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Pictet Asset Management SA manages 13,438,345 shares of Dynatrace Inc., which represents 4.51% of the total number of shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Pictet Asset Management SA has the Sole power to vote on 11,964,352 shares out of the 13,438,345 shares under management.
Transactions in the class effected during the past sixty days:
Date Type Quantity Price Exchange
13.05.2026 SELL 14'036 34.29 New York Stock Exchange
13.05.2026 SELL 36'543 34.29 New York Stock Exchange
13.05.2026 SELL 33'493 34.29 New York Stock Exchange
13.05.2026 SELL 1'523 34.90 New York Stock Exchange
13.05.2026 SELL 39'448 34.29 New York Stock Exchange
13.05.2026 SELL 5'466 34.29 New York Stock Exchange
13.05.2026 SELL 1'833 34.29 New York Stock Exchange
13.05.2026 SELL 3'493 34.29 New York Stock Exchange
13.05.2026 SELL 84'549 34.29 New York Stock Exchange
13.05.2026 SELL 11'039 34.29 New York Stock Exchange
13.05.2026 SELL 1'412'012 34.29 New York Stock Exchange
13.05.2026 SELL 104'350 34.50 New York Stock Exchange
13.05.2026 SELL 52'175 34.50 New York Stock Exchange
13.05.2026 BUY 67 34.73 New York Stock Exchange
13.05.2026 SELL 5'906 34.73 New York Stock Exchange
12.05.2026 SELL 24'100 39.24 New York Stock Exchange
12.05.2026 SELL 29'076 39.24 New York Stock Exchange
11.05.2026 SELL 537 40.10 New York Stock Exchange
11.05.2026 BUY 4'996 40.33 New York Stock Exchange
11.05.2026 BUY 71 40.23 New York Stock Exchange
08.05.2026 BUY 2'585 40.29 New York Stock Exchange
07.05.2026 SELL 864 40.23 New York Stock Exchange
07.05.2026 BUY 5'939 40.08 New York Stock Exchange
07.05.2026 BUY 2'493 40.08 New York Stock Exchange
07.05.2026 BUY 3'556 40.08 New York Stock Exchange
07.05.2026 BUY 2'773 40.37 New York Stock Exchange
07.05.2026 SELL 1'291 40.37 New York Stock Exchange
06.05.2026 SELL 6'256 38.21 New York Stock Exchange
06.05.2026 SELL 179'129 38.21 New York Stock Exchange
05.05.2026 SELL 598 38.65 New York Stock Exchange
05.05.2026 SELL 460 38.62 New York Stock Exchange
05.05.2026 BUY 25'131 38.97 New York Stock Exchange
05.05.2026 BUY 17'724 38.97 New York Stock Exchange
05.05.2026 SELL 6'518 38.62 New York Stock Exchange
04.05.2026 SELL 259 38.75 New York Stock Exchange
04.05.2026 SELL 1'767 37.74 New York Stock Exchange
30.04.2026 BUY 3'968 36.19 New York Stock Exchange
30.04.2026 BUY 324 36.21 New York Stock Exchange
29.04.2026 SELL 1'288 35.78 New York Stock Exchange
28.04.2026 BUY 32'649 36.61 New York Stock Exchange
28.04.2026 SELL 1'090 36.68 New York Stock Exchange
27.04.2026 SELL 309 35.61 New York Stock Exchange
24.04.2026 BUY 24'955 34.36 New York Stock Exchange
23.04.2026 SELL 5'747 34.35 New York Stock Exchange
22.04.2026 SELL 208 36.14 New York Stock Exchange
22.04.2026 SELL 4'912 35.59 New York Stock Exchange
20.04.2026 SELL 1'548 35.50 New York Stock Exchange
20.04.2026 BUY 7'246 35.92 New York Stock Exchange
17.04.2026 BUY 12'967 35.81 New York Stock Exchange
17.04.2026 SELL 6'246 36.04 New York Stock Exchange
17.04.2026 BUY 5'136 36.06 New York Stock Exchange
17.04.2026 SELL 1'136 36.03 New York Stock Exchange
16.04.2026 SELL 2'224 35.62 New York Stock Exchange
16.04.2026 SELL 13'247 35.62 New York Stock Exchange
16.04.2026 SELL 1'174 35.62 New York Stock Exchange
15.04.2026 SELL 14'248 33.88 New York Stock Exchange
14.04.2026 SELL 130 33.72 New York Stock Exchange
14.04.2026 SELL 1'010 34.20 New York Stock Exchange
14.04.2026 SELL 52'775 33.73 New York Stock Exchange
13.04.2026 SELL 14'829 33.60 New York Stock Exchange
13.04.2026 SELL 574 32.60 New York Stock Exchange
13.04.2026 BUY 617 33.75 New York Stock Exchange
10.04.2026 SELL 2'250 32.36 New York Stock Exchange
10.04.2026 SELL 108'637 32.39 New York Stock Exchange
09.04.2026 SELL 1'478 34.60 New York Stock Exchange
09.04.2026 SELL 5'572 36.06 New York Stock Exchange
08.04.2026 SELL 11'505 37.70 New York Stock Exchange
08.04.2026 SELL 134'901 37.63 New York Stock Exchange
07.04.2026 SELL 8'450 37.25 New York Stock Exchange
07.04.2026 SELL 6'362 37.26 New York Stock Exchange
07.04.2026 SELL 16'637 37.26 New York Stock Exchange
07.04.2026 SELL 13'271 37.28 New York Stock Exchange
07.04.2026 SELL 1'659 37.20 New York Stock Exchange
07.04.2026 SELL 7'812 37.53 New York Stock Exchange
02.04.2026 SELL 1'193 37.43 New York Stock Exchange
02.04.2026 SELL 21'682 36.75 New York Stock Exchange
02.04.2026 BUY 1'620 37.69 New York Stock Exchange
01.04.2026 SELL 4'870 36.77 New York Stock Exchange
31.03.2026 SELL 45'235 37.41 New York Stock Exchange
31.03.2026 BUY 14'059 37.25 New York Stock Exchange
31.03.2026 BUY 674 36.98 New York Stock Exchange
31.03.2026 BUY 756 36.98 New York Stock Exchange
30.03.2026 SELL 5'560 36.17 New York Stock Exchange
30.03.2026 BUY 33'788 37.11 New York Stock Exchange
30.03.2026 BUY 601 37.13 New York Stock Exchange
30.03.2026 BUY 1'370 37.13 New York Stock Exchange
30.03.2026 SELL 404 37.13 New York Stock Exchange
27.03.2026 SELL 522 35.76 New York Stock Exchange
27.03.2026 SELL 8'017 35.72 New York Stock Exchange
27.03.2026 SELL 869 35.75 New York Stock Exchange
27.03.2026 SELL 1'881 35.91 New York Stock Exchange
27.03.2026 SELL 187'188 35.83 New York Stock Exchange
25.03.2026 SELL 185 36.45 New York Stock Exchange
24.03.2026 SELL 20'409 36.56 New York Stock Exchange
23.03.2026 SELL 1'352 38.32 New York Stock Exchange
23.03.2026 SELL 3'401 37.91 New York Stock Exchange
23.03.2026 BUY 1'439 38.32 New York Stock Exchange
20.03.2026 SELL 846 38.16 New York Stock Exchange
20.03.2026 SELL 119 38.16 New York Stock Exchange
20.03.2026 BUY 1'121 38.05 New York Stock Exchange
19.03.2026 SELL 138'862 38.69 New York Stock Exchange
19.03.2026 SELL 18 39.06 New York Stock Exchange
18.03.2026 SELL 464 40.24 New York Stock Exchange
17.03.2026 SELL 5'496 39.81 New York Stock Exchange
17.03.2026 BUY 16'467 39.57 New York Stock Exchange
16.03.2026 SELL 203 39.29 New York Stock Exchange
16.03.2026 SELL 1'685 39.29 New York Stock Exchange
16.03.2026 SELL 1'038 39.33 New York Stock Exchange
16.03.2026 SELL 1'038 39.22 New York Stock Exchange
16.03.2026 SELL 844 39.17 New York Stock Exchange
16.03.2026 BUY 2'329 39.37 New York Stock Exchange
13.03.2026 BUY 17'937 38.39 New York Stock Exchange
13.03.2026 BUY 727 38.39 New York Stock Exchange
13.03.2026 BUY 555 38.39 New York Stock Exchange
13.03.2026 BUY 18'180 38.39 New York Stock Exchange
13.03.2026 BUY 1'685 38.39 New York Stock Exchange
13.03.2026 SELL 10'766 38.39 New York Stock Exchange
13.03.2026 BUY 1'089 38.39 New York Stock Exchange
Other persons with the right to receive dividends or sale proceeds:
The securities reported herein come from the assets of our institutional clients who are managed by the Reporting Person on a discretionary basis. Consequently, our clients have the right to receive dividends and any proceeds from the sale of the Issuer's securities, in proportion to their respective managed assets.

The Reporting Person itself does not have any direct economic interest in the dividends or sale proceeds from the securities of Dynatrace Inc, other than its entitlement to management fees and / or performance-based compensation, as agreed upon with its clients. The Reporting Person's role is limited to managing the investments in accordance with the investment objectives and strategies set forth by each of its institutional clients.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: n/a

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person's exposure to Dynatrace Inc is solely through direct stock investments held by its managed institutional clients. There are no contracts, arrangements, understandings, or relationships with any third parties regarding the securities of Dynatrace Inc, other than those arising from the ordinary course of discretionary management of our client assets.

The Reporting Person does not have any derivative positions, options, or other financial instruments related to the securities of the Issuer. Furthermore, there are no agreements or understandings that would influence the voting or disposition of these securities beyond the Reporting Person's discretionary investment authority as an asset manager.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: n/a

## Signatures
- PICTET ASSET MANAGEMENT SA: Karine VALTANEN, Global Head Of Compliance (05/15/2026)